December 5, 2002

Mr. K. Bruce Lauritsen

President & CEO

Flexsteel Industries, Inc.

P.O. Box 877

Dubuque, IA 52004

CONFIDENTIALITY AGREEMENT

Dear Mr. Lauritsen:

You have expressed an interest in exploring a possible transaction involving DMI Furniture, Inc. (the “Company”). The Company is prepared to make available to you and your officers, directors, employees, representatives and agents, all of whom will become bound by the terms hereof, certain written and oral information (together the “Information”) concerning the business and operations of the Company for the sole purpose of determining your possible interest in pursuing a transaction with the Company.

In consideration of the Company’s agreement to provide you with the Information, you (including your officers, directors, employees, representatives and agents) hereby agree to abide by each term and condition set forth herein. You further acknowledge that each such term and condition is necessary to preserve the confidentiality of the Information and that a breach of any of the terms and conditions hereof might result in irreparable damage to the Company in an amount now impossible to calculate. In acknowledgement of these facts and in consideration of the delivery of the Information, it is hereby agreed as follows:

1.	Subject to the provisions of Paragraph 2 hereof, you agree that the Information will be kept confidential by you and to make all necessary and appropriate efforts to safeguard the Information from disclosure. You agree that you will not disclose or distribute the Information or any portion thereof to anyone other than to such of your officers, directors, employees, representatives and agents as need to know such Information for the purpose of evaluating any possible transaction between the Company and you (it being understood that such officers, directors, employees, representatives and agents shall be directed by you to treat such Information confidentially). You also agree not to use the Information for any competitive purpose or for any purpose other than as stated in the first paragraph of this Agreement, and you agree not to make such material available to any other person or group for any other purpose.

2.

You further agree that, without the Company’s prior written consent, you will not disclose to any person the fact that you have obtained confidential information from the Company, or that the discussions or negotiations are taking place concerning a possible transaction between you and the

Company or the status thereof, unless, in the opinion of your counsel, such disclosure is required by the United States securities laws applicable to you (in which case you shall advise and consult prior to such disclosure with the Company and their counsel as to any disclosure you propose to make concerning the reasons for, and nature of, your proposed disclosure).

3.	For a period of two years after the date of this Agreement, you and your Representatives shall not, directly or indirectly, and you shall cause any person or entity controlled by you not to, without the prior written consent of the Board of Directors of the Company, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, greater than 5% of any class of voting securities or any property of the Company or any of its affiliates, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other person in connection with any of the foregoing.

4.	You agree that, at the conclusion of your review of the Company’s business and operations, or such date as the Company requests, all copies of the Information in any form whatsoever (including any reports, memoranda or transmittal letters prepared by you or at your direction concerning the Company) will be returned by you and your authorized representatives to the Company or be certified in writing by you to have been destroyed.

5.	This agreement shall not apply to information which (i) becomes generally available to the public, provided this occurs by means other than the breach of this Agreement by you or your representatives or (v) becomes available to you on a non-confidential basis from a source other than the Company or their representatives, provided that such source is not a party to a confidentiality agreement concerning that information with you, your representatives, the Company, their representatives or any other person or entity.

6.	Without prejudice to the rights and remedies otherwise available to the Company, the Company shall be entitled to equitable relief by way of injunction if you or any of your representatives breach or threaten to breach any of the provisions of this Agreement. You agree to waive, and to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

7.	This letter agreement shall be governed and construed in accordance with the laws of the Commonwealth of Kentucky, without giving effect to the principles of conflict of laws thereof.

If the foregoing is acceptable to you, kindly sign this Agreement whereupon it will become binding in accordance with its terms.

Very truly yours,

/s/    W. Howard Armistead

W. Howard Armistead

A Representative of DM Furniture, Inc.

AGREED AND ACCEPTED:

Flexsteel Ind.

(Company)

/s/ K. Bruce Lauritsen

President/CEO

(Name and Title)

December 5, 2002

(Date)